Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp. and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp..

PAETEC AND US LEC ANNOUNCE EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD FOR PROPOSED MERGER

CHARLOTTE, NC and FAIRPORT, NY – September 22, 2006 – US LEC Corp. (NASDAQ: CLEC), a full-service provider of IP, data and voice solutions to businesses and enterprise organizations throughout the Eastern United States, and PAETEC Corp, a privately-held supplier of communications solutions to medium and large businesses and institutions, today announced that the companies have received notice from the Federal Trade Commission that early termination of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to their proposed merger has been granted. The companies expect that the transaction will close in the fourth quarter of 2006.

On August 14, 2006, US LEC and PAETEC announced that their Boards of Directors had unanimously approved a definitive merger agreement under which PAETEC and US LEC will become wholly-owned subsidiaries of a new publicly owned holding company (“PAETEC Holding Corp.”). The merger creates a premier communications provider to enterprise customers. PAETEC Holding Corp. will have over 45,000 enterprise customers, consisting of medium and large businesses and institutions. It will operate in 52 of the top 100 Metropolitan Service Areas in the U.S., with a leading presence in the Eastern U.S., as well as several other major markets across the country.

As previously announced, the transaction is subject to closing conditions and regulatory approvals, as well as approval by a majority of both US LEC and PAETEC shareholders.

About PAETEC

PAETEC is an innovative supplier of communications solutions to medium and large businesses and institutions. With the belief that every customer has unique needs, PAETEC offers personalized solutions that include a comprehensive suite of Voice over Internet Protocol (VoIP) services delivered over our Private-IP MPLS network. With more than 1,100,000 access line equivalents in service, PAETEC serves more than 17,000 core business customers across the U.S. by offering a full line of telecommunications and Internet services, enterprise communications management software, security solutions, and managed services. The company was the recipient of the 2005 American Business Ethics Award for a mid-size company, presented by the Society of Financial Services Professionals. PAETEC is headquartered in Fairport, N.Y. More information about the company can be found by visiting www.PAETEC.com.

About US LEC

Based in Charlotte, N.C., US LEC is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. The company also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, dedicated Internet services and MegaPOP® (local dial-up Internet access for ISPs) nationwide. For more information about US LEC, visit www.uslec.com.

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

PAETEC Holding Corp. will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about PAETEC Holding Corp., PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “PAETEC Holding Corp.” with the SEC.

Contact Information

US LEC Investors:

J. Lyle Patrick

Executive Vice President and Chief Financial Officer, US LEC

704-319-1114

lpatrick@uslec.com

PAETEC Investors:

Keith Wilson

Chief Financial Officer, PAETEC

585-340-2970

keith.wilson@paetec.com

Media:

Steve Frankel / Sharon Goldstein

Both of Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, WC Acquisition Holdings' plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction

PAETEC Holding Corp. will file with the Securities and Exchange Commission a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.